SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/26/2015

1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
716,332

8. SHARED VOTING POWER
559,262

9. SOLE DISPOSITIVE POWER
716,332
_______________________________________________________

10. SHARED DISPOSITIVE POWER
559,262



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,275,594 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.15%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
716,332

8. SHARED VOTING POWER
559,262

9. SOLE DISPOSITIVE POWER
716,332
_______________________________________________________

10. SHARED DISPOSITIVE POWER
559,262



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,275,594 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.15%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
716,332

8. SHARED VOTING POWER
559,262

9. SOLE DISPOSITIVE POWER
716,332
_______________________________________________________

10. SHARED DISPOSITIVE POWER
559,262



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,275,594 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.15%

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
716,332

8. SHARED VOTING POWER
559,262

9. SOLE DISPOSITIVE POWER
716,332
_______________________________________________________

10. SHARED DISPOSITIVE POWER
559,262



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,275,594 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.15%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed November 21, 2014. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION
The Reporting Persons have agreed to not finalize its preliminary proxy statement filed with the SEC on April 9, 2015 or to solicit proxies. See Exhibit A - Standstill Agreement

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on January 9,2015, there were 17,840,705 shares of common stock outstanding as of October 31, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of June 29, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,275,594 shares of GLQ (representing 7.15% of GLQ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,275,594 shares of GLQ include 716,332 shares (representing 4.02% of GLQ's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,275,594 shares of GLQ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 559,262 shares (representing 3.13% of GLQ's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 716,332 shares. Bulldog Investors, LLC has shared power to dispose of and vote 559,262 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of GLQ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the last 60 days the following shares of GLQ were purchased:


Date			Shares		Price
05/19/15		3,592		14.8935
06/01/15		44,900		14.9089
06/02/15		10,000		14.9796
06/03/15		25,700		14.9600
06/03/15		50,000		15.0000


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
See Exhibit A -  Standstill Agreement


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/30/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

				STANDSTILL AGREEMENT

  This Standstill Agreement (the "Agreement") is made and entered into effective as of the 26th day of June 2015 by and among Clough Capital Partners L.P. ("Clough"), Clough Global Equity Fund ("GLQ" or "Fund"), and Phillip Goldstein, Andrew Dakos, Steven Samuels, Bulldog Investors, LLC and Opportunity Partners L.P. ("Opportunity Partners") (collectively, the "Parties," and each a "Party"). Bulldog Investors, LLC and each of its present and future affiliates (as defined in the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended) and each of its present and future directors, officers and employees, and any present or future entities or accounts that any such person or entity controls directly or indirectly, or with respect to which such person or entity exercises voting discretion, including any such entities and accounts holding shares that were reported in the Schedule 13D filings relating to shares of the Fund filed by Bulldog Investors, LLC, are collectively referred to herein as "Bulldog Investors".

   WHEREAS, Clough is an investment adviser registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended, and is the investment adviser to GLQ, a closed-end fund, and certain other registered open-end and closed-end investment funds;

   WHEREAS, Bulldog Investors has filed a preliminary proxy statement for GLQ that includes nominees for Trustee and two shareholder proposals, one of which Opportunity Partners submitted to GLQ as a Rule 14a-8 shareholder proposal (such 14a-8 shareholder proposal, the "Proposal");

   WHEREAS, the Fund's Board of Trustees (the "Board") believes it is the best interest of the Fund and the Fund's shareholders to avoid an expensive proxy contest in connection with the present proposals before the Board and in light of the current related facts and circumstances;

   NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the Parties hereto agree as follows:

   1. The Fund hereby agrees to include the Proposal in its proxy materials for the 2015 annual shareholder meeting (the "2015 Meeting"). The Fund represents that, notwithstanding that the Proposal is precatory, if the Proposal receives enough votes to pass at the 2015 Meeting, the Fund will conduct a tender offer pursuant to the terms described in the Proposal and will include an undertaking to that effect in its proxy statement.

   2. (a) Bulldog Investors hereby agrees not to solicit proxies for the 2015 Meeting and in connection therewith to promptly take any steps necessary and/or reasonably requested by Clough or the Fund, including making any necessary amendments to its Schedule 13D filing and any other filings or communications with the U.S. Securities and Exchange Commission ("SEC"), in order to inform the SEC that it will not solicit or finalize its preliminary proxy statement. In addition, other than with respect to shares held by Special Opportunities Fund, Inc. ("SPE"), Bulldog Investors shall vote or cause to be voted all GLQ shares that Bulldog Investors directly or indirectly has the power to vote or direct the vote of to be voted in accordance with the recommendation of the Board for all matters presented at the 2015 Meeting other than the Proposal, including the Fund's Trustee nominees, as soon as possible and, in any event, no later than ten (10) business days before the date of the 2015 Meeting, and further agrees not to change, alter, rescind or revoke any such vote in any manner
(for the avoidance of doubt, SPE may mirror vote any GLQ shares that it owns). Other than with respect to shares held by SPE, Bulldog Investors may vote or cause to be voted all GLQ shares that Bulldog Investors directly or indirectly has the power to vote or direct the vote of as it chooses with regard to the Proposal (for the avoidance of doubt, SPE may mirror vote any GLQ shares that it owns). Bulldog Investors will provide the total number of GLQ shares and the shares of any other Clough Fund (as defined below) for which Bulldog Investors has the power to vote or direct the vote, and the number of GLQ shares and shares of any other Clough Fund owned by SPE, as of the date of the Agreement. Bulldog Investors will update these numbers from time to time if requested by the Fund.

	(b) From the date hereof until the date of the Fund's 2016 annual shareholder meeting (the "Restricted Period") Bulldog Investors shall not either directly or indirectly purchase or otherwise acquire, or obtain voting rights for, any securities issued by any registered investment company or series thereof advised, managed or sponsored by Clough, its affiliates, successors or assigns, whether such funds now exist or are acquired or organized hereafter, including, for the avoidance of doubt, GLQ and such funds listed on Exhibit A hereto (collectively, the "Clough Funds," and each a "Clough Fund"); provided, however, that Bulldog Investors may purchase or otherwise acquire shares of GLQ to the extent such purchase or other acquisition would not cause the total number of GLQ shares owned or controlled to exceed seven percent (7%) of GLQ's outstanding shares.

	(c) During the Restricted Period Opportunity Partners will be a "Passive Investor." Being a Passive Investor shall mean that during the Restricted Period Bulldog Investors will not, directly or indirectly:
(i) submit any shareholder proposals for the vote or consent (collectively, "vote") of shareholders (whether pursuant to Rule 14a-8 under Securities Exchange Act of 1934, as amended ("Exchange Act"), or otherwise) or any proposal for consideration by a Clough Fund board; (ii) nominate any candidate for election as a director or trustee or otherwise seek appointment to or representation on a Clough Fund board; (iii) solicit proxies or make, participate in or encourage any "solicitation" (as such terms are used in the proxy rules of the SEC) for proxies for any shareholder proposals or nominations of candidates for election as directors or trustees; or
(iv) form or join in any partnership, syndicate or other group, including, without limitation, a "group" as defined under Section 13(d) of the Exchange Act with respect to any Clough Fund, or deposit any Clough Fund shares in a voting trust, arrangement or agreement, or subject any Clough Fund shares to a voting trust, arrangement or agreement. Being a Passive Investor shall also mean that during the Restricted Period, Bulldog Investors shall not, either directly or indirectly, explicitly or implicitly, publicly or privately:
(i) encourage, recommend, advise, finance or urge others to put forward shareholder proposals or nominations with respect to trustees of any Clough
Fund or otherwise have discussions or enter into any arrangements with any other person in connection with any of the foregoing as they relate to any Clough Fund; (ii) indicate support or approval for any shareholder proposals or nominations relating to any Clough Fund (other than voting in accordance with the immediately following clause (iii)); (iii) other than with respect to shares held by SPE, cause or permit shares of any Clough Fund that Bulldog Investors directly or indirectly has the power to vote or direct the vote of, to be voted on any matter in any way other than in accordance with the recommendations of the respective Clough Fund's Board, or to be withheld from or otherwise abstain from voting on any such matter (for the avoidance of doubt, SPE may mirror vote any Clough Fund shares it owns); (iv) solicit or encourage others to vote against any matter recommended by an Clough Fund's Board (except as provided in Section 2(a) above); (v) otherwise act, alone or in concert with others, to seek to control the management, Board or policies of any Clough Fund; (vi) threaten to bring or pursue or bring or pursue any suit, regulatory action or proceeding against Clough or any of its subsidiaries or affiliates, any Clough Fund, any Clough Fund's Board or investment adviser, other than for alleged violations of the Agreement; or (vii) take or seek to take, or cause or seek to cause or solicit others to take, any action inconsistent with any of the foregoing as they relate to the Clough Funds; provided, however, that during the Restricted Period Bulldog Investors can communicate with the Fund's shareholders regarding the Proposal so long as it does not solicit any proxies.

	(d) If at the 2015 Meeting, 40% or more of the Fund's shares present and entitled to vote at the meeting (as opposed to 40% or more of the Fund's outstanding shares) are voted in favor of the Proposal then the Restricted Period shall terminate.

	(e) If during the period from the day after the 2015 Meeting to the deadline for submitting notice of an intention to nominate trustees or shareholder proposals for the Fund's 2016 annual meeting of shareholders (such deadline as disclosed in the Fund's 2015 proxy statement), the closing price of the Fund's common shares is at a discount to net asset value of greater than 12% for 20 consecutive business days then the Restricted Period shall terminate.

  3.  	Other than announcements made by Clough or the Clough Funds or otherwise made public by Clough or any such Clough Fund, in all cases, as Clough or any Clough Fund or Bulldog Investors reasonably believes to be required by applicable laws, rules or regulations, including those regulations requiring Bulldog Investors to make a Schedule 13D filing and amendments thereto, all terms and provisions of this Agreement shall remain confidential; provided, however, that any Party hereto, any Clough Fund or Clough Fund Board member or officer may make such disclosures that they believe to be required by applicable laws, rules or regulations, including applicable rules of any regulatory or self-regulatory body having jurisdiction over any such person, or legal process including but not limited to deposition, interrogatory, civil investigation, demand or similar process, subject to the provisions of the immediately succeeding paragraph.

	In the event that any Party to this Agreement or such other person described in the immediately preceding paragraph is requested or required to disclose any information regarding matters covered by this Agreement not already in the public domain (the "Information"), such person, if permitted, shall provide the other Party with prompt written notice of such request or requirement so that such notified person may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver the disclosing Party is nonetheless, in the opinion of its counsel, compelled by law or regulation to disclose some or all of the Information, the Party required to make such disclosure may, without liability hereunder, disclose only that portion of the Information which such counsel advises is required by law or regulation to be disclosed, provided that the disclosing Party exercises reasonable efforts to preserve the confidentiality of the Information, including, without limitation, by cooperating with the person seeking to protect the Information to obtain an appropriate protective order; provided, however, that all costs (including any reasonable legal fees incurred by the disclosing Party) that relate to obtaining such protective order shall be borne by the person seeking to keep such Information confidential.

  4.  	Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

	To Clough, a Clough Fund or a Clough Fund Board, by delivery to:

Mimi Gross, Esq.
General Counsel
Clough Capital Partners L.P.
One Post Office Square, 40th Floor
Boston, MA 02109
Email: mgross@cloughcapital.com
Facsimile: (617) 790-1546

	With copies to:

Clifford J. Alexander, Esq.
Jennifer R. Gonzalez, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
Email: clifford.alexander@klgates.com
	jennifer.gonzalez@klgates.com
Facsimile: (202) 778-9100

	To Bulldog Investors or Opportunity Partners, by delivery to:

Phillip Goldstein
Bulldog Investors, LLC
Park 80 West, Plaza Two
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Email: pgoldstein@bulldoginvestors.com or optp@optonline.net
Facsimile: 201-556-0097

	Such addresses may be changed from time to time by means of a notice given in the manner provided above. Delivery for all notices and other communications (other than legal process) hereunder shall be deemed effective upon receipt of such communication by personal delivery, overnight delivery or mail. Delivery solely to outside counsel shall not constitute duly given notice to any Party hereto.

	5. The Parties agree that breach of this Agreement may cause immediate and irreparable harm and that, in the event of breach or threatened breach of this Agreement, each Party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either Party at law or in equity.

	6. Each Party represents that it has the power and authority to execute, deliver and carryout the terms and provisions of the Agreement. Each Party further represents that the Agreement has been duly authorized, executed and delivered by it and that the Agreement is enforceable against it in accordance with its terms.

	7. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and permitted assigns.

	8. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. Each Party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the State and Federal courts located in New York County, New York, United
States of America in any action or proceeding arising out of or relating to this Agreement, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, such Federal court. A final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suits in the judgment or in any other manner provided by law. The Parties hereto irrevocably and unconditionally waive any objection which they may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to the Agreement in any State or Federal court in the County and State of New York.

	9. This Agreement constitutes the entire agreement between the Parties hereto regarding the subject matter hereof. No representations, warranties, or inducements have been made by any Party hereto concerning this Agreement other than those contained and memorialized herein. No amendments, changes or modifications may be made to this Agreement without the express written consent of each of the Parties hereto. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. No failure or delay by a Party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any Party of any breach or default by any other Party in the performance by the other Party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the Party against whom the waiver is sought to be charged. This Agreement is binding upon the Parties and upon their respective successors and permitted assignees; however, neither this Agreement nor any of the benefits of this Agreement shall be assigned by either Party without the prior written consent of the other.

	10. This Agreement may be executed in counterparts each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

[REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]



	IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.


						By: __________________________
						Clough Capital Partners L.P.
						Name:
						Title:
/s/ Phillip Goldstein
______________________________
Phillip Goldstein


						By:___________________________
						Clough Global Equity Fund
						Name:
						Title:

________________________________
Andrew Dakos




/s/ Steven Samuels
________________________________
Steven Samuels





By: /s/ Phillip Goldstein
_________________________
Opportunity Partners L.P.
Name: Phillip Goldstein
Title: Member of G.P.




By: /s/ Phillip Goldstein
_________________________
Bulldog Investors, LLC
Name: Phillip Goldstein
Title: Member




IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.


						By: __________________________
						Clough Capital Partners L.P.
						Name:
						Title:

______________________________
Phillip Goldstein


						By:___________________________
						Clough Global Equity Fund
						Name:
						Title:
/s/ Andrew Dakos
________________________________
Andrew Dakos





________________________________
Steven Samuels






_________________________
Opportunity Partners L.P.
Name:
Title:




By:
_________________________
Bulldog Investors, LLC
Name:
Title:


IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.


						By: James E. Canty
						    _______________________
						Clough Capital Partners L.P.
						Name: James E. Canty
						Title: President

______________________________
Phillip Goldstein


						By:___________________________
						Clough Global Equity Fund
						Name:
						Title:

________________________________
Andrew Dakos





________________________________
Steven Samuels





By:
_________________________
Opportunity Partners L.P.
Name:
Title:




By:
_________________________
Bulldog Investors, LLC
Name:
Title:


IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.


						By:
						    _______________________
						Clough Capital Partners L.P.
						Name: James E. Canty
						Title: President

______________________________
Phillip Goldstein


						By: /s/ Edmund Burke
						    ______________________
						Clough Global Equity Fund
						Name: Edmund Burke
						Title: President

________________________________
Andrew Dakos





________________________________
Steven Samuels





By:
_________________________
Opportunity Partners L.P.
Name:
Title:




By:
_________________________
Bulldog Investors, LLC
Name:
Title: